ROBERTSON & WILLIAMS
                              --------------------
                         Attorneys and Counselors At Law

                        3033 N.W. 63rd Street, Suite 200
                       Oklahoma City, Oklahoma 73116-3607
                       (405) 848-1944 . Fax (405) 843-6707


                                November 18, 2005


Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      Revelstoke Industries, Inc.
                           Registration Statement on Form SB-2
                           File No. 333-122862

Dear Mr. Shuman:

     Transmitted herewith for electronic filing with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424 (b) of Regulation C and Regulation S-T under the Securities Act of 1933, as amended (the "Act") is one copy of the final prospectus dated November 18, 2005 of Revelstoke Industries, Inc. in the exact form it was used after the effective date in the above-referenced offering.

     If you have any questions regarding and of the information set forth herein, please do not hesitate to contact the undersigned at 405-848-1944.

                                                       Very truly yours,

                                                       /s/ Mark A. Robertson

                                                       Mark A. Robertson
                                                       For the Firm

MAR:dl
cc:      Gordon McDougall
         Glen Wallace